SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of May, 2011
TRINITY BIOTECH PLC
(Name of Registrant)
IDA Business Park
Bray, Co. Wicklow
Ireland
(Address of Principal Executive Office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑           Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐           No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

Press Release dated May 5, 2011

Contact:	Trinity Biotech plc	Lytham Partners LLC
	Kevin Tansley	Joe Diaz, Joe Dorame & Robert Blum
	(353)-1-2769800	602-889-9700
E-mail: kevin.tansley@trinitybiotech.com
Trinity Biotech Announces Quarter 1 Financial Results
EPS of 17.5 cent per ADR — an increase of 16.7%.
DUBLIN, Ireland (May 5, 2011)... Trinity Biotech plc (Nasdaq: TRIB), a leading developer and manufacturer of diagnostic products for the point-of-care and clinical laboratory markets, today announced results for the quarter ended March 31, 2011.
Quarter 1 Results
Total revenues for Q1, 2011 were $18.7m which compares to $17.6m in Q1, 2010 (excluding Coagulation revenues), an increase of 5.8%.
Point-of-care revenues for Q1, 2011 increased by 3.6% when compared to Q1, 2010. However, when compared to Q4, 2010 point-of-care revenues have increased by 28.9%.
Continuing Clinical Laboratory (i.e. excluding Coagulation) revenues increased from $13.3m to $14.1m, which represents an increase of 6.5% compared to Q1, 2010. However, when the affect of the move to a distribution selling model in France and Germany, foreign exchange and the impact of the Phoenix acquisition are taken into account, the underlying organic growth rate is 7%. This increase is mainly due to higher infectious diseases sales, particularly in our key markets of the USA and China.
Revenues for Q1, 2011 by key product area were as follows:

	2010	2011
	Quarter 1	Quarter 1	Increase
	US$’000	US$’000%
Point-of-Care	4,362	4,521	3.6%
Continuing Clinical Laboratory	13,274	14,133	6.5%
Continuing operations*	17,636	18,654	5.8%

Coagulation	11,377	0

Total	29,013	18,654

*	Continuing operations reflects the company’s divestiture of its Coagulation product line (shown separately)
Gross profit for Q1, 2011 amounted to $9.6m representing a gross margin of 51.2% which compares favourably to the gross margin of 46.6% for the same period in 2010. This improvement of 4.6% is largely attributable to the divestiture of Coagulation, which traditionally had been our lowest gross margin product line. It also compares favourably to the gross margin of 50.8% in Q4, 2010, which is attributable to a higher level of point-of-care sales.

Selling, General and Administrative (SG&A) expenses decreased by 36.4% to $5.0m compared to Q1, 2010. This was largely attributable to the transfer of sales and administrative personnel to Stago as part of the Coagulation divestiture. Compared to Q4, 2010, which is a more meaningful comparison, the reduction is 7%. This reduction is due to the timing of marketing expenditure and trade show costs plus the impact of higher legal costs associated with preparing for the share buyback in Q4, 2010.
Operating profit for Q1, 2011 was $3.7m, which is a 0.6% increase compared with Q1, 2010 and represents an increase of 3.4% compared with Q4, 2010. Operating margin for Q1, 2011 has increased to 19.8%, which represents a significant improvement compared to 12.7% in Q1, 2010.
Net financial income for Q1, 2011 was $0.6m which compares to a net financial expense of $0.2m in Q1, 2010. This improvement is attributable to the elimination of bank debt and the increase in cash balances to $59.8m.
Profit After Tax was $3.8m which is an increase of 18.8% over Q1, 2010. Meanwhile, EPS for Q1, 2011 increased by 16.7% from 15 cent to 17.5 cent. The tax charge for Q1, 2011 was almost $0.6m which represents an effective tax rate of 13.5%.
Free Cash Flows for Q1, 2011 increased from $2.6m to $3.9m, an increase of over 50%. These cash flows were partially offset by the first payment of $1 million for the acquisition of Phoenix Biotech Corp. and $1.07m spent as part of our share buyback program. The net result of these movements is an increase in our cash position of $1.8m to $59.8m.
Recent Developments
•
During the quarter Trinity completed the acquisition of Phoenix Biotech Corp. for $2.5m. Phoenix manufactures and sells a syphilis total antibody (IgG and IgM) test and is the only such FDA approved ELISA test on the market. With the incidence of syphilis growing in both the USA and in international markets, this is a significant growth opportunity for Trinity.

•
The Company announced that it had entered into an agreement to exclusively supply Menarini Diagnostics with the new Premier Hb9210 instrument for distribution in European territories. As one of Europe’s leading pharmaceutical and diagnostics companies, with a turnover of €2.6 billion, 12,000 employees and a market share of 40%, Menarini is the market leader in HbA1c measurement in Europe. Yesterday we received CE marking for the instrument, which represents regulatory approval in Europe.

•	The Company commenced it share buyback program during the quarter. Prior to quarter end the Company had repurchased 112,000 ADRs at a cost of $1.07m.
•
Subject to obtaining approval at the Company’s AGM on May 20, 2011, the Company will pay a dividend of 10 cent per ADR. The Company has set a record date for this dividend of June 9, 2011, with payments to shareholders to follow approximately 10 days later.

•
Since quarter end the Company has received the first deferred consideration payment of $11.25m from the Stago Group in relation to the divestiture of the Coagulation business in May 2010. The second, and final, deferred consideration payment of $11.25m is due to be received on 30 April, 2012 and similarly is unconditional and bank guaranteed.

Comments
Commenting on the results, Kevin Tansley, Chief Financial Officer said “This quarter’s results show that we have continued our pattern of strong earnings growth. This quarter’s EPS of 17.5 cent is nearly 17% higher than the equivalent quarter last year and represents the best single quarter earnings in the Company’s history. Of particular note is that our operating margin has now reached 19.8% and we are very close to attaining our target of 20% ahead of schedule.”
Ronan O’Caoimh, CEO stated “Q1 represented another excellent quarter for Trinity with record breaking profits, strong cashflows and organic revenue growth of 7%. Important achievements include:
•
entering into an exclusive distribution agreement with Menarini for the sale of our new A1c instrument, Premier Hb9210, in European territories. CE marking for the instrument has just been received and this now clears the way for the commencement of sales to Menarini. Submissions to the FDA and the regulatory authority in China will be made in the next few weeks;

•	the acquisition of Phoenix Biotech Corp for $2.5m, which greatly enhances our syphilis product offering and is a major growth opportunity;
•	the commencement of a share buyback program;
•	the announcement of our intention to initiate a dividend policy commencing with the payment of a dividend of 10 cent per ADR this year; and
•	we are making great progress in the development of our new rapid point-of-care tests and expect to make our first FDA filings before year end.
Also, from a cash perspective the combination of strong operating cash flows in conjunction with the receipt of $11.25m in deferred consideration from Stago means that as well as being debt free, we now have cash reserves of over $70m. Taking this plus the final deferred consideration due next April our effective cash position is now over $82m, which is close to $4 per ADR.”
Forward-looking statements in this release are made pursuant to the “safe harbor” provision of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements involve risks and uncertainties including, but not limited to, the results of research and development efforts, the effect of regulation by the United States Food and Drug Administration and other agencies, the impact of competitive products, product development commercialisation and technological difficulties, and other risks detailed in the Company’s periodic reports filed with the Securities and Exchange Commission.
Trinity Biotech develops, acquires, manufactures and markets diagnostic systems, including both reagents and instrumentation, for the point-of-care and clinical laboratory segments of the diagnostic market. The products are used to detect infectious diseases and to quantify the level of Haemoglobin A1c and other chemistry parameters in serum, plasma and whole blood. Trinity Biotech sells direct in the United States, Germany, France and the U.K. and through a network of international distributors and strategic partners in over 75 countries worldwide. For further information please see the Company’s website: www.trinitybiotech.com.

Trinity Biotech plc
Consolidated Income Statements

	Three Months	Three Months
	Ended	Ended
	March 31,	Mar 31,
(US$000’s except share data)	2011	2010
	(unaudited)	(unaudited)

Revenues	18,654	29,013

Cost of sales	(9,097)	(15,484)

Gross profit	9,557	13,529
Gross profit %	51.2%	46.6%

Other operating income	297	56

Research & development expenses	(687)	(1,794)
Selling, general and administrative expenses	(5,046)	(7,939)
Indirect share based payments	(422)	(176)

Operating profit	3,699	3,676

Financial income	642	10
Financial expenses	(4)	(241)

Net financing income/(expense)	638	(231)

Profit before tax	4,337	3,445

Income tax expense	(585)	(288)

Profit for the period	3,752	3,157

Earnings per ADR (US cents)	17.5	15.0

Diluted earnings per ADR (US cents)	16.9	14.8

Weighted average no. of ADRs used in computing basic earnings per ADR	21,388,026	21,089,733
The above financial statements have been prepared in accordance with the principles of International Financial Reporting Standards and the Company’s accounting policies but do not constitute an interim financial report as defined in IAS 34 (Interim Financial Reporting).

Trinity Biotech plc
Consolidated Balance Sheets

	March 31,	Dec 31,
	2011	2010
	US$ ‘000	US$ ‘000
	(unaudited)	(audited)
ASSETS
Non-current assets
Property, plant and equipment	6,630	5,999
Goodwill and intangible assets	40,267	37,248
Deferred tax assets	4,385	4,680
Other assets	11,729	11,623

Total non-current assets	63,011	59,550

Current assets
Inventories	18,636	17,576
Trade and other receivables	24,078	25,529
Income tax receivable	91	217
Cash and cash equivalents	59,818	58,002

Total current assets	102,623	101,324

TOTAL ASSETS	165,634	160,874

EQUITY AND LIABILITIES
Equity attributable to the equity holders of the parent
Share capital	1,094	1,092
Share premium	1,743	161,599
Accumulated surplus/(deficit)	137,705	(25,412)
Other reserves	4,008	4,008

Total equity	144,550	141,287

Current liabilities
Interest-bearing loans and borrowings	174	162
Income tax payable	890	597
Trade and other payables	12,680	11,447
Provisions	50	50

Total current liabilities	13,794	12,256

Non-current liabilities
Interest-bearing loans and borrowings	74	111
Other payables	52	30
Deferred tax liabilities	7,164	7,190

Total non-current liabilities	7,290	7,331

TOTAL LIABILITIES	21,084	19,587

TOTAL EQUITY AND LIABILITIES	165,634	160,874

The above financial statements have been prepared in accordance with the principles of International Financial Reporting Standards and the Company’s accounting policies but do not constitute an interim financial report as defined in IAS 34 (Interim Financial Reporting).

Trinity Biotech plc
Consolidated Statement of Cash Flows

	Three Months	Three Months
	Ended	Ended
	March 31,	March 31,
(US$000’s)	2011	2010
	(unaudited)	(unaudited)

Cash and cash equivalents at beginning of period	58,002	6,078

Operating cash flows before changes in working capital	4,773	4,911
Changes in working capital	980	221

Cash generated from operations	5,753	5,132

Net Interest and Income taxes received/(paid)	238	(225)

Capital Expenditure & Financing (net)	(2,105)	(2,324)

Free cash flow	3,886	2,583

Cash paid to acquire Phoenix Bio-tech	(1,000)	—

Repurchase of own company shares	(1,070)	—

Repayment of bank debt	—	(2,439)

Cash and cash equivalents at end of period	59,818	6,222

The above financial statements have been prepared in accordance with the principles of International Financial Reporting Standards and the Company’s accounting policies but do not constitute an interim financial report as defined in IAS 34 (Interim Financial Reporting).

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRINITY BIOTECH PLC (Registrant)
By:	/s/ Kevin Tansley
Kevin Tansley
Chief Financial Officer
Date: May 5, 2011